The Contrarian Real Estate Investment Trust

January 15, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Via Edgar

Attention:     Mr. Eric McPhee, Staff Accountant

RE:	NetREIT, Inc. (the “Company”), a Maryland corporation and non-traded REIT

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-53673

Dear Mr. Eric McPhee:

This response kindly requests the Accounting Staff’s comments and guidance regarding the Company’s responses below to the comments in the Staff’s letter of December 19, 2014 regarding the above-referenced filing on Form 10-K. The Company’s responses below correspond to the same numbers as the Staff’s comments in the December 19, 2014 letter.

General

1.	We have previously not filed Schedule III- Real Estate and Accumulated Depreciation as required by Rule 5-04 of Regulation S-X under the belief that the schedule was not required to be separately presented if all the required information is included in the Notes to Financial Statements or in the Property section of the Form 10-K. The reconciliation table of the beginning and ending of each period was not included; however, a description of the acquisitions and real estate sold was included in the Footnotes to the Financial Statements. In future Exchange Act periodic reports, we will present the information in a schedule format pursuant to Rule 5-04 of Regulation S-X.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Portfolio, page 35

2.	In future Exchange Act periodic reports, we will provide additional tenant information including information on tenant ratings and describe how we monitor tenant credit quality for our net leases. Please note that we only have one single tenant net lease property. All of other properties are multi-tenant.

3.	Due to our growth cycle, the significant increase in our rental income has been primarily due to the acquisition of new properties, and the variance resulting from period-to-period changes in the same property has been insignificant. In future Exchange Act periodic reports, we will provide additional disclosure on same property performance on period-to-period changes.

1282 Pacific Oaks Place, Escondido, CA 92029-2900 ª Phone 866-781-7721 ª Fax 760-471-0399 ª info@netreit.com

The Contrarian Real Estate Investment Trust

Recent Events Having Significant Effect on Results of Operations, page 42

4.	In future Exchange Act reports, we will provide disclosure regarding the relationship of rent rates on expired, new, or renewed leases, as well as discuss the rents scheduled to expire in the current period.

Revenues, page 45

5.	In future Exchange Act periodic reports, we will provide a discussion of net operating income for period-to-period material changes.

Note 1. Organization and Basis of Presentation, page F-7

6.	In connection with the six (6) limited partnerships that were consolidated into the financial statements in accordance with the guidelines attributable to variable interest entities, these entities were primarily liquidating entities that the Company was managing on behalf of the general partners of the entities. These entities represent less than five percent (5%) of the Company’s total net assets and total mortgage debt. In regard to ASC 810-10-50-12, as to the methodology for determining whether we are the primary beneficiary of the entities, Company previously disclosed that in March 2010 we acquired Dubose Model Homes USA (DMHU) and entered into management contracts to provide management services to the nineteen (19) limited partnerships sponsored by DMHU, and for which a DMHU affiliate served as the general partner. The conclusion to consolidate the entities has not changed in the most recent financial statements. We did not provide financial or other support to these entities during 2013. In regard to ASC 810-10-50-14, the carrying amount and classification of the major assets and liabilities of the model homes and mortgage balances thereon were disclosed in the Footnote to the Financial Statements. The major creditors of these consolidated entities are mortgage lenders, who have recourse to our general credit due to the guarantee by the Company of the mortgage loans.

All of these limited partnerships were completely liquidated and dissolved in 2014. Due to the liquidating nature and the insignificant amount of assets and liabilities of these entities at December 31, 2013, we respectfully request that the disclosure provided in the 2013 financials be accepted. The Company will streamline and improve the disclosure in the 2014 Form 10K.

1282 Pacific Oaks Place, Escondido, CA 92029-2900 ª Phone 866-781-7721 ª Fax 760-471-0399 ª info@netreit.com

The Contrarian Real Estate Investment Trust

Intangible Assets, page F-12

7.	Lease Intangibles are quantified in Note 3 to the Financial Statements, page F-23. At December 31, 2013 the Balance Sheet included in “Other Assets, net” goodwill amounts arising from two acquisitions aggregating $2,349,843.

This amount included $1,032,000 relating to the Dubose Model Homes, USA (“DMHU”) acquisition in March 2010 described in Note 1 to the Consolidated Financial Statements page F-8 and $1,317,843 relating to the merger acquisition of NTR Property Management and CHG Properties (“NTR-CHG”) effective January 31, 2013 described in Note 1 to The Consolidated Financial Statements page F-9. These amounts were grouped in the Other Assets, net classification on the balance sheet due to their immateriality in relation to total assets of $181,245,382 or 1.3%. If the Staff disagrees with this classification please advise and we will classify them accordingly in future Exchange Act periodic reports.

Valuation Methodologies

ASC 820 refers to three valuation methodologies that may be used in measuring fair value:

•	The market approach - uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

•	The income approach – uses valuation techniques to convert future benefits and costs (usually potential cash flows or earnings) into a single present value amount; and

•	The cost approach – based on the amount that currently would be required to replace the service capacity of an asset.

The income approach is commonly used to measure the fair value of level 3 assets for which no relevant market prices exist. In addition, goodwill is an asset that must be measured residually and not directly, which typically results in the cost approach to be an inappropriate valuation methodology to use in goodwill impairment testing.

A form of income approach, the discounted cash flow method, was used to measure the fair value of the associated with the DMHU and the NTR-CHG goodwill. The discounted cash flow (“DCF”) method is a method of valuing an asset based upon the concept of the time value of money. All future cash flows, both inflows (revenues) and outflows (expenses and investments), are estimated and discounted to provide an estimate of their present values. The sum of all future cash flows, both incoming and outgoing, is the net present value which is taken as the value of the asset under analysis.

1282 Pacific Oaks Place, Escondido, CA 92029-2900 ª Phone 866-781-7721 ª Fax 760-471-0399 ª info@netreit.com

The Contrarian Real Estate Investment Trust

Documents and Inputs Considered

Below is a summary of the documents and inputs considered in measuring the fair value of goodwill of both entities for purposes of testing goodwill impairment:

•	Valuation calculations associated with the acquisition of DHMU and NTR-CHG, which included management projections of the revenues and cost savings related to the acquisitions, discount rate assumptions, and other relevant data;

•	Actual performance post-acquisition as compared to the expectations as of the acquisition date;

•	Number of properties associated with the model home business by DMHU entities and number of properties being managed by NTR Property Management, Inc. as of December 31, 2013;

•	Balance sheet for the entities as of December 31, 2013; and

•	Budget data and projections for periods subsequent to December 31, 2013.

Fair Value Measurement Conclusions

The fair value of DMHU entities and the NTR Property Management, Inc. under the DCF method was estimated to be $30.7 million and $1.6 million, respectively. Based upon the balance sheet at December 31, 2013 of the DHMU entities and NTR Property Management, Inc. as of the December 31, 2013, the carrying value of these entities was $22.1 million and $1.5 million, respectively.

Key inputs and sources to the DCF method included the below factors:

•	Revenues and expenses for 2014 based upon budget data approved by management;

•	Revenues and expenses after 2014 based upon projections from management;

•	Discount rates assumed reasonable based upon cost of capital estimates for the industries.

Impairment Testing Conclusions

Based upon the measurement of the fair value and carrying value for entities as of December 31, 2013, the fair value exceeded the carrying value. Therefore, there was no goodwill impairment indicator for entities as of December 31, 2013.

The Company intends to incorporate Staff comments on a prospective basis and, at this time, does not intend to amend previously filed reports as a result of the Staff comments received and the responses thereto.

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

1282 Pacific Oaks Place, Escondido, CA 92029-2900 ª Phone 866-781-7721 ª Fax 760-471-0399 ª info@netreit.com

The Contrarian Real Estate Investment Trust

The Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review of the Company’s responses to the Staff’s comments in the December 19, 2014 letter you have additional comments or questions, please do not hesitate to contact the undersigned at your convenience.

Very truly yours,

/s/ Kenneth W. Elsberry

Kenneth W. Elsberry

Chief Financial Officer

NetREIT, Inc.

1282 Pacific Oaks Place, Escondido, CA 92029-2900 ª Phone 866-781-7721 ª Fax 760-471-0399 ª info@netreit.com